
PRANOS.

PITCH VIDEO INVESTOR PANEL

INVEST IN **PRANOS.AI (YC ALUMNI)**

We convert car windows into digital billboards

LEAD INVESTOR



Dr. Jeffrey Ayers

Have you ever wanted to be part of something big - but you weren't sure how, or you weren't asked to participate? Have you ever said: "when I make a bit more money then I might start investing"?Hi, I'm Dr. Jeffrey Ayers and I have been practicing medicine for nearly 30 years. I am an entrepreneur, a certified investor and Ive invested in start up companies for the last 10 years. When it comes to investing - I focus on what I like, what I am passionate about and what I think is a fantastic idea. As the founder of the Gallery of Aesthetics - a new kind of medical spa in Utah (opening September 2021) - my space diverges from the typical glamorous bling filled space - and i have created an art gallery vibe. I will feature the art of emerging and established artists from around the world. Digital art in motion is a genre that I find compelling and will be included in my mix. While seeking the resources to project art (vs just hanging it on a wall) - I spotted Pranos while reading my regular Wefunder email. I saw the potential and I couldn't pass up on this opportunity to invest in the "next big thing"! Can you imagine being invited to invest in relevant technology that is easily attainable by the end user? Sound like a win for the investor! Can you imagine being the average woman or man wanting (or needing) another stream of income in a market they wouldn't have otherwise been invited nor benefited? Sounds like a win for the average person! Can you imagine being a business owner with a limited marketing budget needing a cost effective solution? Sounds like a win for the business! I want to personally invite you to invest in yourself, your family, or your business by investing in Pranos I wish for you the success you desire and deserve. Dr. Jeffrey Ayers

Invested $3,000 this round

invested $5,000 this round

pranos.ai Palo Alto CA Y Combinator Hardware B2C Media Transportation

Highlights

1. 📈 900+ customers signed up on waitlist (now growing at 30 per day).
2. 💰 Partnered up with Vinfast (automotive manufacturer) for CES 2023
3. CEO is a Fortune Magazine& Forbes Contributor;COO completed $3.5B in transactions;CTO is YC alumni.
4. 🤩 Billboards are boring. Our ads drive around town!
5. 🌎 Huge potential global inventory. Our technology converts any glass window into a digital screen.

Our Team



David Astoria Founder & CEO

Fortune Magazine Contributor |Forbes Technology Council Member|Mentor/Sponsor for Computer Science Senior Capstone Projects at UC Irvine| Fmr Co-owner at Grabb-it (YC S18)|Advisor for KIC Startups(Korean government backed orgs) david@pranos.ai

> "At Pranos, we unlocked unlimited possibilities by reimagining the automobile as a tool for self-expression in the out-of-home landscape. Our focus is on providing premium tools and a decentralized grid of communication for our users." - DA



Nathan Allison Co-founder & COO

Co-Founder of Pranos | $3.5 billion in completed transactions over 20 year investment career | Graduate of UPenn's Wharton School of Business - Distinguished as a Martin Bucksbaum Fellow|



William Stanislaus Co-founder & CTO

Fmr Cofounder & CTO Grabb-it (YC S18) | Principal Software Engineer at Ericsson | Sr Engineering Manager



at NETGEAR | WLAN Design & Release at Avaya | University of Aberdeen |



Edgar Espadron Software Engineer, Intern

Pursuing Bachelors in Computer Science at Texas Tech



Dimitri Belessakos Software Engineer, Intern

Pursuing Bachelors in Computer Science at NYU



Mary Connelly Marketing & Social Media Analyst, Intern

Pursuing a Masters in Communication and Media at Rutgers University.

Alayna Minardo Marketing & Social Media Analyst, Intern

Pursuing a Bachelors in Business Administration at Ohio University



Ryan Hu Marketing & Social Media Analyst, Intern

Pursuing a Bachelors in Economics & Political Science at University of Toronto.



Stephanie Kim Software Engineer, Intern

Pursuing a Bachelors in Informatics



Minggu Ma Software Engineer, Intern

Pursuing a Bachelor's in Computer Engineering at San Francisco University.



Hamza Mahmood Software Engineer, Intern

Pursuing a Bachelor's in Computer Science at University of Delaware.



Sticky FINGAZ Entertainment Industry Advisor



Kirk Jones, better known by his stage name Sticky Fingaz, is an American hardcore rapper, record producer, actor, film director, film editor and writer, best known as a member of multi-platinum hardcore rap group Onyx.



David Stone Hardware Advisor

Award-winning writer for PCMAG and computer industry consultant

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PRANOS State-of-the-Art Display Technology


pranos
Pranos car window display technology (Clip for UEFA Europ...
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With our cutting-edge technology, transform your window into a high-definition display and deliver dynamic content outdoors instantly.





The Mission

At Pranos, we're not just in the business of outdoor advertising. We're in the business of empowering people to express themselves like never before. We believe that everyone has a voice, and that voice deserves to be heard loud and clear, whether they're walking down the street or cruising in a car.

Our mission is to put the power of uncensored self-expression in the hands of our customers, while also providing businesses with the tools they need to monetize their brand and connect with their audience in a meaningful way.

With our revolutionary technologies, we're transforming the world of outdoor advertising and creating a new paradigm of communication. We're not just selling billboards or digital displays, we're selling freedom, creativity, and limitless potential.

Join us on our mission to change the world of broadcasting and empower people to make their voices heard like never before.

Pranos x Vinfast (automotive manufacturer) at CES 2023


Vinfast x Pranos - CES 2023
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The Vision

Our vision is to bring the world together through a revolutionary decentralized

network of digital displays. Our innovative system is designed to be dynamic, interconnected, and accessible to all, providing a powerful platform for content distribution and emergency communication in outdoor spaces. Our goal is to make this technology affordable and easy to use, creating a truly global community connected by the power of digital media. Join us on this journey to transform the outdoor landscape and change the way we communicate with each other.

Introducing the Hologlass display system...





WHY INVEST IN PRANOS?

Here are a few reasons why you should invest in Pranos.

#1. Highly Anticipated product


lighting up the parking lot
with Eminem
pranos
5882
24


45
@pranosai · 8-22
run any content you like. Pranos is coming to a road near you. #fypシ #hiphop #eminem #car #media #tech #viral #music
It - @Clutch Get On It - @
Score a Score
25.6K views, 45 shares
More data


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Our waiting list has 609 customers on it as of today !

604	Charles Taylor Hyundai • Houston	1.9 days
605	Timothy G	1.8 days
606	Latoran Owens 2005 Yukon SLE • Houston	1.8 days
607	Benny Bradford 2019 Nissan Sentra • Baton Rouge	1.7 days
608	Andre Gaines Big Solid The Lost Ticket	1.2 days
609	Tyrone Hunt Honda Accord • Avondale	20.3 hours

#2. First to Market - *Early mindshare* with consumers and advertisers yields profitability

#3. Patents - *Patents pending* covering all products in US and international markets

#4. Team - *Diverse team* of highly skilled professionals to scale the business

#5. Rapid Scalability - Our system *cost less* than alternative products

#6. Easy Setup - Works on any window and *installs in minutes*

#7. Display Quality - Interactive *high-definition* images and video vibrant at night

OUR PRODUCTS

HoloGlass & HoloWalls

Imagine a world where your car window or storefront can be transformed into a dynamic canvas for your creativity. With HoloGlass and HoloWalls, you can effortlessly showcase any content you desire, whether it's captivating videos, mesmerizing commercials, informative demonstration signs, or stunning custom artwork.

Gone are the days of being constrained by the limitations of traditional advertising. With HoloGlass and HoloWalls, anything you play on your phone can be seamlessly mirrored onto these digital displays, unlocking endless possibilities for self-expression and engagement. Join us on this revolutionary journey as we reshape the future of outdoor communication.


Media Player
Coming soon to
GET IT ON
Google Play
Download on the
App Store


PRANOS.ai
Connect your device
SAMSUNG
PRANOS
My Devices
MyProjector1 LIVE
Pranos1
Connected


MyProjector2
Pranos1
Connected
MyProjector3
Pranos1
Disconnected
Device
Gallery
Control
Profile

There are two (2) options to publish content on your vehicle with HoloGlass.

#1. HoloGlass - *Rear Windshield*


PRANOS.ai

#2. HoloGlass - *Rear Side Window*




PRANOS.ai

HoloWall - Projection Display

Our HoloWall system lets you publish dynamic evening content on your storefront.



* rendered drawing show above *

HoloFilm- Our film allows for 100% transparency & visibility


Pranos HoloFilm Transparency demo
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PRANOS HARDWARE

HoloGlass Car Window Display System


pranos
pranos
Hologlass System
Broadcast your story in HD
Compatible with most car makes and models
Reach a new audience
Your Story Everywhere
pranos

Easy to install!




PRANOS

Current Version 1.0

- Bright, Hi-Resolution to garner attention
- Internet connectivity via mobile phone
- Pranos custom built media player for content delivery
- Custom OS with Pranos app

Phase II

- High resolution transparent digital flexible OLED screen integration for display on rear passenger side windows and rear back windows



PRANOS SOFTWARE

PRANOS SOFTWARE

Current Version

- Mobile app for broadcasting media content on HoloGlass/HoloWall
- Playlist creation from local or online content (YouTube, Facebook, TikTok, etc.)



PRANOS.ai
Connect your device
Create your playlist
Playlist
Select from your media library
Control your broadcast
Your story everywhere
Available now

Phase II

Phase II includes migrating content to a cloud-managed CMS and implementing real-time location tracking for displays. Revenue streams for display owners on The GRID will be generated through programmatic ad platform integration and social media/peer ad support.



With our platform and business model, we are dominating old media.
ADVERTISE HERE
931-484-9591
BE THE CHANGE IN YOUR COMMUNITY
LOST DOG
Fly Emirates
FIFA 20
6

The Problem


The problem.
No Outdoor Publishing Platform exists at scale
NO Farmers
NO Food
The solution.
Pranos creates the first Outdoor Publishing Platform for consumer generated content displayed on or off-line
PRANOS.ai

THE BUSINESS MODEL

Our founders have gained a valuable lesson from their first tech start-up. They realized that the power lies in the hands of the consumers. By allowing people to own their HoloGlass and HoloWalls system, we can create a community of partners who can all benefit from the system's potential.

Why pay drivers to show ads when they can become partners and have the opportunity to make more money? This is the philosophy behind our approach to scaling in B2B advertising. We start with the consumers, building relationships and partnerships that can lead to exciting job opportunities in the future.


Outdoor Publishing Platform


content creators that is
trackable, dynamic and
efficient
Enhancing the driving
experience for consumers and
passive income opportunities
for drivers
PRANOS.ai
4

OPP and The GRID

Pranos has created a revolutionary Outdoor Publishing Platform (OPP) that enables dynamic, uncensored, and mobile information flow. Our system allows ride-share drivers to earn passive income while streaming high-definition content, receiving live news feeds, exclusive content, and relevant offers from sponsors. We believe that Pranos is the key to profitability in the ride-share industry and the first of its kind.


The competition.
Pranos Outdoor Publishing Platform
vs.
Traditional Digital Media
Pranos is the creator of the digital Outdoor Publishing Platform, which is dynamic, uncensored, and mobile
facebook
Snapchat
Google
Instagram
Our competition is traditional digital media, which is censored, not prevalent out-of-home, and difficult to gain followers and viewers
PRANOS.ai
1

Conventional outdoor advertising options like billboards, taxi toppers, and signs

Conventional outdoor advertising options like billboards, taxi toppers, and signs are outdated and limited by their lack of targeting. In 2020, the US only had 343,000 billboards available for advertisers, as reported by the Out of Home Advertising Association of America. But with Pranos' cutting-edge HoloGlass and HoloWalls, we offer superior alternatives that are hyper-targeted and have a vast inventory worldwide. Our solutions provide detailed metrics and attribution data to prove their effectiveness, making Pranos the perfect partner for businesses looking to reach their desired audience with precision and impact.


Huge market opportunity.
1.4B
Quantity WW
14M
Target Market Share
1.4M
10% of target market
Cars
3M
30K
3K
Buses
Sq. Ft. in US
70B
70M
Target Market Share
7M
10% of target market
Commercial Real Estate
Source: Google
PRANOS.ai
7

MARKET OPPORTUNITY

In the United States alone, there are over 1.4 billion private cars and millions of buses on the road, with roads occupying around 60% of the city's real estate. Our cutting-edge technology provides an opportunity to enhance motor vehicles, allowing for immediate scalability in the heart of the city and maximum visibility for your displays. Moreover, the US boasts over 70 billion square feet of commercial real estate, which presents an excellent opportunity for expanding our Outdoor Publishing Platform (OPP).

Target customers.

Our units are built to be owned by **everyday consumers**, content creators and advertisers.

We will leverage our existing relationships and form new strategic partnerships with some of the most notable companies and brands.

Display owners have the option to subscribe to The ***GRID*** where they can earn money publishing content worldwide.


People's Reactions of Pranos in NYC
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WE ARE AIMING TO GO EVERYWHERE


Global partnerships.
Canada
USA
France
Denmark
China
South Korea


Chile
Brazil
Nigeria
Saudi Arabia
Singapore
PRANOS.ai
8

Pranos has forged a robust network of global partners poised to assist in the worldwide launch of Pranos. Multiple markets that the company is targeting are illustrated above.

THE INVESTMENT OPPORTUNITY

We're raising up to $250,000 through a convertible note offering, and for a limited time, early investors can participate at a discounted valuation cap of approximately $8 million. After our early bird is subscribed, the rest of the round will be sold at a valuation cap of $9 million.

Pranos is disrupting the outdoor advertising industry with our HoloGlass and HoloFilm technologies. Our solutions offer hyper-targeted advertising opportunities with detailed metrics and attribution data that traditional outdoor advertising simply can't match.

If you want to learn more about Pranos and our vision for the future, please visit our website at www.pranos.ai or email us at admin@pranos.ai. And if you have any questions, let's schedule a Zoom call at https://calendly.com/davidastoria

Join us on this exciting journey and be a part of revolutionizing the advertising industry with Pranos.


PRANOS.ai
Pranos HoloGlass
Pranos


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